Exhibit 99.1

Press Release, 6 March 2019

Interxion Reports Fourth Quarter and Full Year 2018 Results

15% Full Year Revenue Growth

AMSTERDAM 6 March 2019 – InterXion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months and full year ended 31 December 2018.

Financial Highlights*

•	Revenue for the fourth quarter and full year increased by 13% and 15% to €146.9 million and €561.8 million, respectively (4Q 2017: €129.9 million; FY 2017: €489.3 million).

•	Recurring revenue[1] for the fourth quarter and full year increased by 13% and 15% to €139.7 million and €533.1 million, respectively (4Q 2017: €123.4 million; FY 2017: €462.5 million).

•	Net income for the fourth quarter and full year decreased by 18% and 20% to €8.0 million and €31.1 million, respectively (4Q 2017: €9.7 million; FY 2017: €39.1 million).

•	Adjusted net income[2] for the fourth quarter decreased by 26% to €7.8 million (4Q 2017: €10.6 million) and was flat for the full year compared to the prior year at €40.2 million.

•	Diluted earnings per share for the fourth quarter and full year were €0.11 and €0.43, respectively (4Q 2017: €0.14; FY 2017: €0.55).

*

As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details on the correction of this error, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018.

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•	Adjusted diluted earnings[2] per share for the fourth quarter and full year were €0.11 and €0.56, respectively (4Q 2017: €0.15; FY 2017: €0.56).

•	Adjusted EBITDA[2] for the fourth quarter and full year increased by 15% and 17% to €67.7 million and €257.8 million, respectively (4Q 2017: €59.1 million; FY 2017: €221.0 million).

•	Adjusted EBITDA margin for the fourth quarter and full year was 46.1% and 45.9%, up 60 basis points and up 70 basis points, respectively (4Q 2017: 45.5%; FY 2017: 45.2%).

•	Capital expenditures, including intangible assets[3], were €131.3 million in the fourth quarter and €451.2 million for full year (4Q 2017: €69.7 million; FY 2017: €256.0 million).

Operating Highlights

•	Equipped space[4] increased by 4,500 square metres in the fourth quarter and 22,300 square metres in the full year to 144,800 square metres.

•	Revenue generating space[4] increased by 3,800 square metres in the fourth quarter and 15,200 square metres in the full year to 115,000 square metres.

•	Utilisation rate was 79% at the end of 2018.

•	During the fourth quarter 2018, Interxion completed the following expansions:

•	2,700 sqm expansion in Amsterdam;

•	1,500 sqm expansion in Paris; and,

•	300 sqm expansion in Frankfurt.

“Our highly-connected data centres continue to attract strong demand from all customer segments, resulting in solid booking trends across our European footprint,” said David Ruberg, Interxion’s Chief Executive Officer. “The underlying drivers of this growth are secular in nature, reflecting the widespread adoption of digital technologies

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by consumers and enterprises alike. The cloud and content platforms continue to lead the way, which in turn, require larger infrastructure capacities for core and edge deployments. We are still in the early stages of this transformation and believe there is a substantial opportunity ahead of us.”

Quarterly Review

Revenue in the fourth quarter of 2018 was €146.9 million, a 13% increase from the fourth quarter of 2017 and a 3% increase from the third quarter of 2018. Recurring revenue was €139.7 million, a 13% increase from the fourth quarter of 2017 and a 4% increase from the third quarter of 2018. Recurring revenue in the fourth quarter represented 95% of total revenue. On an organic constant currency5 basis, revenue in the fourth quarter of 2018 was 13% higher than in the fourth quarter of 2017 and 3% higher than in the third quarter of 2018.

Cost of sales in the fourth quarter of 2018 was €57.2 million, a 17% increase from the fourth quarter of 2017 and a 2% increase from the third quarter of 2018.

Gross profit was €89.7 million in the fourth quarter of 2018, an 11% increase from the fourth quarter of 2017 and a 4% increase from the third quarter of 2018. Gross profit margin was 61.1% in the fourth quarter of 2018, compared to 62.4% in the fourth quarter of 2017 and 60.7% in the third quarter of 2018.

Sales and marketing costs in the fourth quarter of 2018 were €9.5 million, a 5% increase from the fourth quarter of 2017 and a 9% increase from the third quarter of 2018.

General and administrative costs, excluding the items we adjust for in the determination of Adjusted EBITDA, were €12.5 million in the fourth quarter of 2018, a 3% decrease over the fourth quarter of 2017 and a 6% increase from the third quarter of 2018.

Depreciation and amortisation in the fourth quarter of 2018 was €34.3 million, an 18% increase from the fourth quarter of 2017 and a 4% increase from the third quarter of 2018.

Press Release, 6 March 2019

Operating income in the fourth quarter of 2018 was €31.0 million, a 20% increase from the fourth quarter of 2017 and a 15% increase from the third quarter of 2018.

Net finance expense for the fourth quarter of 2018 was €15.8 million, a 28% increase from the fourth quarter of 2017 and a 34% increase from the third quarter of 2018.

Income tax expense for the fourth quarter of 2018 was €7.3 million, a 98% increase compared to the fourth quarter of 2017 and a 64% increase from the third quarter of 2018. While benefiting from reductions in statutory corporate tax rates in a number of countries of operation, there was an associated non-cash negative impact to deferred tax assets. In the fourth quarter 2018, this charge amounted to €2.4 million.

Net income was €8.0 million in the fourth quarter of 2018, an 18% decrease over the fourth quarter of 2017 and a 27% decrease from the third quarter of 2018.

Adjusted net income was €7.8 million in the fourth quarter of 2018, a 26% decrease over the fourth quarter of 2017 and a 33% decrease from the third quarter of 2018.

Adjusted EBITDA for the fourth quarter of 2018 was €67.7 million, a 15% increase from the fourth quarter of 2017 and a 3% increase from the third quarter of 2018.

Adjusted EBITDA margin was 46.1% in the fourth quarter of 2018, compared to 45.5% in the fourth quarter of 2017 and 46.3% in the third quarter of 2018.

Net cash flows from operating activities were €44.8 million in the fourth quarter of 2018, compared to €45.5 million in the fourth quarter of 2017 and €53.9 million in the third quarter of 2018.

Cash generated from operations6 was €76.9 million in the fourth quarter of 2018, compared to €50.3 million in the fourth quarter of 2017 and €60.9 million in the third quarter of 2018.

Capital expenditures, including intangible assets, were €131.3 million in the fourth quarter of 2018, compared to €69.7 million in the fourth quarter of 2017 and €103.2 million in the third quarter of 2018.

Press Release, 6 March 2019

Cash and cash equivalents were €186.1 million at 31 December 2018, compared to €38.5 million at 31 December 2017.

Total borrowings, excluding revolving facility deferred financing costs, were €1,287.9 million at 31 December 2018, compared to €832.6 million at 31 December 2017. As at 31 December 2018 no amounts had been drawn under this facility. During the first quarter of 2019, Interxion increased its unsecured revolving credit facility by €100 million for total commitment of €300 million.

Equipped space at the end of the fourth quarter of 2018 was 144,800 square metres, compared to 122,500 square metres at the end of the fourth quarter of 2017 and 140,300 square metres at the end of the third quarter of 2018.

Revenue generating space at the end of the fourth quarter of 2018 was 115,000 square metres, compared to 99,800 square metres at the end of the fourth quarter of 2017 and 111,200 square metres at the end of the third quarter of 2018.

Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at the end of the fourth quarter of 2018, compared to 81% at the end of the fourth quarter of 2017 and 79% at the end of the third quarter of 2018.

Annual Review

Revenue for 2018 was €561.8 million, a 15% increase compared to 2017. Recurring revenue for 2018 was €533.1 million, a 15% increase compared to 2017, and accounted for 95% of total revenue in 2018, consistent with 2017. On an organic constant currency basis, revenue in 2018 was 15% higher than in 2017.

Gross profit was €342.3 million in 2018, a 15% increase compared to 2017. Gross profit margin was 60.9% in 2018, a decrease of 20 bps compared to 2017.

Sales and marketing costs for 2018 were €36.5 million, a 9% increase compared to 2017.

Press Release, 6 March 2019

Adjusted EBITDA for 2018 was €257.8 million, a 17% increase compared to 2017. Adjusted EBITDA margin for 2018 was 45.9%, an increase of 70 bps compared to 2017.

Net income was €31.1 million in 2018, compared to €39.1 million in 2017. Diluted earnings per share in 2018 were €0.43 on a weighted average of 72.1 million shares, compared to €0.55 on a weighted average of 71.5 million shares in 2017.

Adjusted net income was €40.2 million in both 2018 and 2017. Adjusted diluted earnings per share were €0.56 on a weighted average of 72.1 million shares, compared to €0.56 on a weighted average of 71.5 million shares in 2017. A reconciliation from Net income to Adjusted net income is provided in the tables attached to this press release.

Cash generated from operations was €251.0 million in 2018, an increase of 20% compared to 2017.

Capital expenditures, including intangible assets, were €451.2 million in 2018 compared to €256.0 million in 2017.

During 2018, Equipped space increased by 22,300 square metres, and Revenue generating space increased by 15,200 square metres4. Utilisation rate was 79% as of 31 December 2018, compared to 81% as of 31 December 2017.

Expansions in Frankfurt and Zurich; Land Purchase in Copenhagen

In response to continuing strong demand, Interxion is today announcing that it will construct a new data centre in Zurich (“ZUR2”) and expand its FRA15 data centre in Frankfurt. In addition, Interxion has purchased land to expand its Copenhagen campus.

In Zurich, ZUR2 will be built on land purchased in the fourth quarter of 2018. It will be constructed in four phases delivering 6,600 square metres of equipped space and 12 MW of customer available power when fully built out. The first phase of ZUR2 is expected to provide 1,700 sqm and is scheduled to be completed in the first quarter of

Press Release, 6 March 2019

2020. The second phase is expected to provide 1,900 sqm and is scheduled to become available in the third quarter of 2020. The capital expenditure associated with the full build of ZUR2 and the associated land, is expected to be approximately €120 million.

In Frankfurt, Interxion will expand its FRA15 data centre by constructing Phase 2 which will add an additional 2,600 square metres of equipped space that is scheduled to open in the fourth quarter of 2020. Capital expenditure associated with the first two phases of FRA15 is expected to be approximately €137 million.

In Copenhagen, Interxion has expanded its land bank by purchasing land adjacent to its existing data centres sufficient to add capacity of approximately 15,000 square metres in equipped space to the existing campus. The capital expenditure associated with the Copenhagen land purchase was approximately €10 million.

Business Outlook

Interxion today is providing guidance for full year 2019:

	2018 (As Reported)	2018 (IFRS16(a)(b) basis)	2019 Guidance (IFRS 16(a))
Revenue	€561.8 million	€562.1 million	€632 million – €647 million
Adjusted EBITDA	€257.8 million	€296.5 million	€324 million –€334 million
Capital expenditures (including intangibles)	€451.2 million	€451.2 million	€570 million –€600 million

(a)

IFRS16 refers to the International Financial Reporting Standard 16 – Leases, which the company adopted from 1 January 2019. Under IFRS16, operating leases will be recognized as right of use assets and lease liabilities, and certain components of revenue will be recognized as lease revenue.

(b)

The 2018 results on an IFRS16 basis represent the Company’s estimates as if IFRS16 had been adopted as of 1 January 2018. On this basis, revenue for 2018 would have remained broadly unchanged versus as reported. Adjusted EBITDA for 2018 increases

Press Release, 6 March 2019

by €38.7 million, primarily due to changes in the treatment of rent expenses. The 2018 results on an IFRS16 basis are being presented solely for comparative purposes in the context of the Company’s 2019 guidance.

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 p.m. GMT, 2:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 19 March 2019. To access the replay, U.S. callers may dial toll free 1-866-331-1332; callers outside the U.S. may dial direct +44 (0) 3333 009 785. The replay access number is 6137888.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Press Release, 6 March 2019

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue; (iii) Revenue on an organic constant currency basis; (iv) Adjusted net income; (v) Adjusted basic earnings per share; (vi) Adjusted diluted earnings per share and (vii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognised as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

Press Release, 6 March 2019

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre

Press Release, 6 March 2019

operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025.

A reconciliation from net income to Adjusted EBITDA is provided in the tables attached to this press release. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations based on IFRS, nor are they meant to be predictive of future results under IFRS.

We present organic constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating revenue on an organic constant currency basis, revenues from entities acquired during the current and comparison periods are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting organic constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of acquisitions and currency exchange rates.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

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•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

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Management’s outlook for 2019 included in this press release includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre sites, and other significant items that currently cannot be predicted. The exact amount of these items is not currently determinable but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 51 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 6 March 2019

[1]

Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

[2]

Adjusted net income (or ‘Adjusted diluted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this press release.

[3]

Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]

Starting from the end of 1Q 2018, the number of square metres includes 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. The number of square metres in 4Q 2017 excludes the impact of Interxion Science Park.

[5]

We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, revenues from entities acquired during the current and comparison periods are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

Three months ended 31 December 2018	Year-on-year	Sequential
Reported total revenue growth	13.1%	3.3%
Add back: impact of foreign currency translation	0.1%	-0.1%
Reverse: impact of acquired Interxion Science Park	0.0%	0.0%

Total revenue growth on an organic constant currency basis	13.2%	3.2%

Year ended 31 December 2018	Year-on-year
Reported total revenue growth	14.8%
Add back: impact of foreign currency translation	0.6%
Reverse: impact of acquired Interxion Science Park	-0.2%

Total revenue growth on an organic constant currency basis	15.2%

Percentages may not sum due to rounding.

[6]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and fees paid, interest received and income tax paid.

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INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2018	Dec-31 2017(a)	Dec-31 2018	Dec-31 2017(a)
Revenue	146,901	129,881	561,752	489,302
Cost of sales	(57,213)	(48,842)	(219,462)	(190,471)

Gross Profit	89,688	81,039	342,290	298,831
Other income	—	70	86	97
Sales and marketing costs	(9,475)	(9,008)	(36,494)	(33,465)
General and administrative costs	(49,199)	(46,349)	(194,646)	(167,190)

Operating income	31,014	25,752	111,236	98,273
Net finance expense	(15,753)	(12,327)	(61,784)	(44,367)

Profit before income taxes	15,261	13,425	49,452	53,906
Income tax expense	(7,281)	(3,681)	(18,334)	(14,839)

Net income	7,980	9,744	31,118	39,067

Basic earnings per share(b): (€)	0.11	0.14	0.43	0.55
Diluted earnings per share(c): (€)	0.11	0.14	0.43	0.55

Number of shares outstanding at the end of the period (shares in thousands)	71,708	71,415	71,708	71,415
Weighted average number of shares for Basic EPS (shares in thousands)	71,694	71,343	71,562	71,089
Weighted average number of shares for Diluted EPS (shares in thousands)	72,182	71,813	72,056	71,521

	As at
Capacity metrics	Dec-31 2018	Dec-31 2017
Equipped space (in square meters)(d)	144,800	122,500
Revenue generating space (in square meters)(d)	115,000	99,800
Utilisation rate	79%	81%

(a)

As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018.

(b)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(c)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.
(d)

Starting from the end of 1Q 2018, totals include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. 31 December 2017 excludes the impact of Interxion Science Park.

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INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2018	Dec-31 2017(a)	Dec-31 2018	Dec-31 2017(a)
Consolidated
Recurring revenue	139,658	123,422	533,083	462,516
Non-recurring revenue	7,243	6,459	28,669	26,786

Revenue	146,901	129,881	561,752	489,302

Net income	7,980	9,744	31,118	39,067
Net income margin	5.4%	7.5%	5.5%	8.0%

Operating income	31,014	25,752	111,236	98,273
Operating income margin	21.1%	19.8%	19.8%	20.1%

Adjusted EBITDA	67,708	59,111	257,798	220,961

Gross profit margin	61.1%	62.4%	60.9%	61.1%

Adjusted EBITDA margin	46.1%	45.5%	45.9%	45.2%

Total assets	2,262,554	1,702,071	2,262,554	1,702,071
Total liabilities(b)	1,629,134	1,112,410	1,629,134	1,112,410
Capital expenditure, including intangible assets(c)	(131,285)	(69,659)	(451,179)	(256,015)

France, Germany, the Netherlands, and the UK
Recurring revenue	92,743	81,611	352,692	302,346
Non-recurring revenue	4,553	3,941	17,616	16,291

Revenue	97,296	85,552	370,308	318,637
Operating income	29,546	28,164	117,860	101,120
Operating income margin	30.4%	32.9%	31.8%	31.7%

Adjusted EBITDA	52,582	48,121	203,796	174,818

Gross profit margin	61.2%	64.4%	61.8%	62.4%

Adjusted EBITDA margin	54.0%	56.2%	55.0%	54.9%

Total assets	1,508,967	1,229,960	1,508,967	1,229,960
Total liabilities(b)	311,140	274,076	311,140	274,076
Capital expenditure, including intangible assets(c)	(85,399)	(47,406)	(318,595)	(174,818)

Rest of Europe
Recurring revenue	46,915	41,811	180,391	160,170
Non-recurring revenue	2,690	2,518	11,053	10,495

Revenue	49,605	44,329	191,444	170,665

Operating income	20,826	18,453	77,057	69,919
Operating income margin	42.0%	41.6%	40.3%	41.0%

Adjusted EBITDA	30,221	26,056	113,653	99,665

Gross profit margin	68.4%	66.7%	66.8%	66.1%

Adjusted EBITDA margin	60.9%	58.8%	59.4%	58.4%

Total assets	520,834	393,644	520,834	393,644
Total liabilities(b)	111,762	78,247	111,762	78,247
Capital expenditure, including intangible assets(c)	(40,577)	(18,737)	(113,775)	(69,832)

Corporate and other
Operating income	(19,358)	(20,865)	(83,681)	(72,766)

Adjusted EBITDA	(15,095)	(15,066)	(59,651)	(53,522)

Total assets	232,753	78,467	232,753	78,467
Total liabilities	1,206,232	760,087	1,206,232	760,087
Capital expenditure, including intangible assets(c)	(5,309)	(3,516)	(18,809)	(11,365)

(a)

As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018.

(b)

Certain comparative figures as at 31 December 2017 have been corrected compared to those presented in our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018. For further details, see section “Correction of 2017 balance sheet figures” in this press release.

(c)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 6 March 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2018	Dec-31 2017(a)	Dec-31 2018	Dec-31 2017(a)
Reconciliation to Adjusted EBITDA

Consolidated

Net income	7,980	9,744	31,118	39,067
Income tax expense	7,281	3,681	18,334	14,839

Profit before taxation	15,261	13,425	49,452	53,906
Net finance expense	15,753	12,327	61,784	44,367

Operating income	31,014	25,752	111,236	98,273
Depreciation and amortisation	34,318	29,069	128,954	108,252
Share-based payments	1,512	2,717	12,704	9,929
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(b)	298	1,643	3,235	4,604
Re-assessment of indirect taxes(c)	566	—	1,755	—
Items related to sub-leases on unused data centre sites(d)	—	(70)	(86)	(97)

Adjusted EBITDA(e)	67,708	59,111	257,798	220,961

France, Germany, the Netherlands, and the UK

Operating income	29,546	28,164	117,860	101,120
Depreciation and amortisation	22,867	19,938	84,943	72,721
Share-based payments	169	89	1,079	1,074
Items related to sub-leases on unused data centre sites(d)	—	(70)	(86)	(97)

Adjusted EBITDA(e)	52,582	48,121	203,796	174,818

Rest of Europe

Operating income	20,826	18,453	77,057	69,919
Depreciation and amortisation	8,735	7,544	33,964	29,365
Share-based payments	94	59	877	381
Re-assessment of indirect taxes(c)	566	—	1,755	—

Adjusted EBITDA(e)	30,221	26,056	113,653	99,665

Corporate and Other

Operating income	(19,358)	(20,865)	(83,681)	(72,766)
Depreciation and amortisation	2,716	1,587	10,047	6,166
Share-based payments	1,249	2,569	10,748	8,474
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(b)	298	1,643	3,235	4,604

Adjusted EBITDA(e)	(15,095)	(15,066)	(59,651)	(53,522)

(a)

As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018.

(b)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(c)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.
(d)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.
(e)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

Press Release, 6 March 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	Dec-31 2018	Dec-31 2017
Non-current assets
Property, plant and equipment	1,721,064	1,342,471
Intangible assets	64,331	60,593
Goodwill	38,900	38,900
Deferred tax assets	21,807	24,470
Other investments	7,906	3,693
Other non-current assets	16,843	13,674

	1,870,851	1,483,801

Current assets
Trade receivables and other current assets	205,613	179,786
Cash and cash equivalents	186,090	38,484

	391,703	218,270

Total assets	2,262,554	1,702,071

Shareholders’ equity(a)(b)
Share capital	7,170	7,141
Share premium(b)	553,425	539,448
Foreign currency translation reserve(a)	3,541	4,180
Hedging reserve, net of tax	(165)	(169)
Accumulated profit(a)(b)	69,449	39,061

	633,420	589,661

Non-current liabilities(a)
Borrowings	1,266,813	724,052
Deferred tax liabilities(a)	16,875	19,778
Other non-current liabilities(a)	34,054	23,671

	1,317,742	767,501
Current liabilities(a)
Trade payables and other current liabilities(a)	280,877	229,912
Income tax liabilities	7,185	6,237
Borrowings	23,330	108,760

	311,392	344,909

Total liabilities(a)	1,629,134	1,112,410

Total liabilities and shareholders’ equity	2,262,554	1,702,071

(a)

Certain comparative figures as at 31 December 2017 have been corrected compared to those presented in our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018. For further details on the correction of this error, see section “Correction of 2017 balance sheet figures” in this press release.

(b)

As previously reported, certain comparative figures as at 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details on the correction of this error, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018.

Press Release, 6 March 2019

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	Dec-31 2018	Dec-31 2017
Borrowings net of cash and cash equivalents
Cash and cash equivalents	186,090	38,484

4.75% Senior Notes due 2025(a)	1,188,387	—
6.00% Senior Secured Notes due 2020(b)	—	628,141
Mortgages	51,382	53,640
Financial leases	50,374	51,127
Borrowings under our Revolving Facilities	—	99,904

Borrowings excluding Revolving Facility deferred financing costs	1,290,143	832,812

Revolving Facility deferred financing costs(c)	(2,266)	(204)

Total borrowings	1,287,877	832,608

Borrowings net of cash and cash equivalents	1,101,787	794,124

(a)	€1,200 million 4.75% Senior Notes due 2025 include a premium on additional issuances and are shown after deducting commissions, offering fees and expenses.
(b)

€625 million 6.00% Senior Secured Notes due 2020 included a premium on additional issuances and are shown after deducting underwriting discounts and commissions, offering fees and expenses. The Senior Secured Notes were redeemed with a portion of the proceeds from the June 2018 issuance of the 4.75% Senior Notes due 2025.

(c)

Deferred financing costs of €2.3 million as of 31 December 2018 were incurred in connection with the €200 million Senior Unsecured Revolving Credit Facility, entered into on 18 June 2018. Deferred financing costs of €0.2 million as at 31 December 2017 were incurred in connection with the €100 million Senior Secured Revolving Facility, which was repaid in 2018.

Press Release, 6 March 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2018	Dec-31 2017(a)	Dec-31 2018	Dec-31 2017(a)
Net income	7,980	9,744	31,118	39,067
Depreciation and amortisation	34,318	29,069	128,954	108,252
Share-based payments	1,788	2,984	12,270	8,889
Net finance expense	15,753	12,327	61,784	44,367
Income tax expense	7,281	3,681	18,334	14,839

	67,120	57,805	252,460	215,414
Movements in trade receivables and other assets	6,598	(17,013)	(13,647)	(30,667)
Movements in trade payables and other liabilities	3,194	9,473	12,171	24,266

Cash generated from / (used in) operations	76,912	50,265	250,984	209,013
Interest and fees paid(b)	(27,157)	(1,536)	(69,005)	(41,925)
Interest received	—	3	1	143
Income tax paid	(4,954)	(3,241)	(17,126)	(11,985)

Net cash flows from / (used in) operating activities	44,801	45,491	164,854	155,246
Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(125,839)	(67,198)	(439,733)	(247,228)
Financial investments – deposits	(12,603)	13	(12,336)	(324)
Acquisition Interxion Science Park B.V.	—	—	—	(77,517)
Purchase of intangible assets	(5,446)	(2,461)	(11,446)	(8,787)
Loans provided	(880)	(423)	(2,988)	(1,764)

Net cash flows from / (used in) investing activities	(144,768)	(70,069)	(466,503)	(335,620)
Cash flows from / (used in) financing activities
Proceeds from exercised options	218	199	1,736	6,969
Proceeds from mortgages	—	9,950	5,969	9,950
Repayment of mortgages	(2,291)	(8,804)	(8,335)	(10,848)
Proceeds from revolving credit facilities	—	24,746	148,814	129,521
Repayment of revolving facilities	—	—	(250,724)	(30,000)
Proceeds 4.75% Senior Notes	—	—	1,194,800	—
Financial lease obligation	(1,170)	(995)	(1,170)	(995)
Repayment 6.00% Senior Secured Notes	—	—	(634,375)	—
Interest received at issuance of additional notes	—	—	2,428	—
Transaction costs 4.75% Senior Notes	(426)	—	(7,122)	—
Transaction costs 2018 revolving credit facility	20	—	(2,542)	—

Net cash flows from / (used in) financing activities	(3,649)	25,096	449,479	104,597
Effect of exchange rate changes on cash	(154)	(238)	(224)	(1,632)

Net increase / (decrease) in cash and cash equivalents	(103,770)	280	147,606	(77,409)
Cash and cash equivalents, beginning of period	289,860	38,204	38,484	115,893

Cash and cash equivalents, end of period	186,090	38,484	186,090	38,484

(a)

As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018.

(b)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 6 March 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €’000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	Dec-31 2018	Dec-31 2017(a)	Dec-31 2018	Dec-31 2017(a)
Net income – as reported	7,980	9,744	31,118	39,067

Add back
+ Charges related to termination of financing arrangements(b)	—	—	11,171	—
+ Re-assessment of indirect taxes(c)	762	—	2,494	—
+ M&A transaction costs	298	1,643	3,235	4,604

	1,060	1,643	16,900	4,604
Reverse
– Interest capitalised	(1,280)	(452)	(4,886)	(3,057)

	(1,280)	(452)	(4,886)	(3,057)
Tax effect of above add backs & reversals	78	(298)	(2,929)	(387)

Adjusted net income	7,838	10,637	40,203	40,227

Reported basic EPS: (€)	0.11	0.14	0.43	0.55
Reported diluted EPS: (€)	0.11	0.14	0.43	0.55

Adjusted basic EPS: (€)	0.11	0.15	0.56	0.57
Adjusted diluted EPS: (€)	0.11	0.15	0.56	0.56

(a)

As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018.

(b)	These charges relate to the repayment of our 6.00% Senior Secured Notes due 2020 and the termination of our revolving credit facility agreements in 2Q18.
(c)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.

Press Release, 6 March 2019

Correction of 2017 balance sheet figures

During the implementation of IFRS 16 – Leases we identified that for a limited number of data centre leases entered into since 2000, with fixed or minimum annual indexation, the lease costs recognised in prior periods had not been recognised in accordance with IAS 17 – Leases. IAS 17 requires that total minimum lease costs be recognised on a straight-line basis over the term of the relevant lease. The identified error relates to the timing of the recognition of lease costs in the period since 2000 and does not result in an increase in the total costs recognised over the term of the relevant leases nor does it impact cash flows. While the impact of error was inconsequential to and has therefore not been adjusted in the 2017 Income Statement, certain comparative balance sheet figures as at 31 December 2017 have been corrected for the cumulative impact of this error as follows:

	Impact of correction of error
	(€’000)
As at December 31, 2017	As previously reported	Adjustments	As corrected
Total liabilities and shareholders’ equity	1,702,071	—	1,702,071
Other non-current liabilities	15,080	8,591	23,671
Deferred tax liability	21,336	(1,558)	19,778
Trade payables and other current liabilities	229,878	34	229,912
Total liabilities	1,105,343	7,067	1,112,410
Foreign currency translation reserve	2,948	1,232	4,180
Accumulated profit/(deficit)	47,360	(8,299)	39,061
Total shareholders’ equity	596,728	(7,067)	589,661

	Impact of correction of error
	(€’000)
As at December 31, 2017	As previously reported	Adjustments	As corrected
Total liabilities
Consolidated	1,105,343	7,067	1,112,410
France, Germany, the Netherlands, and the UK	267,751	6,325	274,076
Rest of Europe	77,505	742	78,247

Press Release, 6 March 2019

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 6 March 2019

with Target Open Dates after 30 September 2018

Market	Project	CAPEX(a)(b) (€ million)	Equipped Space(a) (sqm)	Schedule
Amsterdam	AMS8: Phases 3 – 6	63	5,400	3Q 2018 – 4Q 2018(c)
Amsterdam	AMS10: Phases 1 – 3	195	9,500	4Q 2019 – 3Q 2020(d)
Copenhagen	CPH2: Phases 3 – 5	18	1,500	2Q 2018 – 3Q 2019(e)
Dusseldorf	DUS2: Phase 3	5	500	2Q 2019
Frankfurt	FRA6: Phase 6	5	400	3Q 2018 – 4Q 2018(f)
Frankfurt	FRA13: Phases 1 – 2 New Build	90	4,900	3Q 2018 – 1Q 2019(g)
Frankfurt	FRA14: Phases 1 – 2 New Build	76	4,600	3Q 2019 – 4Q 2019(h)
Frankfurt	FRA15: Phases 1 – 2 New Build	137	4,900	2Q 2020 – 4Q 2020(i)
London	LON3: New Build	35	1,800	1Q 2019 – 3Q 2019(j)
Madrid	MAD3: New Build	44	2,500	2Q 2019(k)
Marseille	MRS2: Phase 2 – 4	72	4,200	2Q 2018 – 3Q 2019(l)
Marseille	MRS3: Phase 1 New Build	79	2,300	4Q 2019
Paris	PAR7.2: Phase B (cont.) – C	47	2,500	2Q 2018 – 1Q 2019(m)
Stockholm	STO5: Phases 2 – 3	19	1,200	1Q 2018 – 2Q 2019(n)
Vienna	VIE2: Phase 7 – 9	94	4,300	4Q 2017 – 2Q 2019(o)
Zurich	ZUR1: Phase 6	10	300	2Q 2019
Zurich	ZUR2: Phase 1 – 2 New Build	93	3,600	1Q 2020 – 3Q 2020(p)

Total		1,082	54,400

(a)	CAPEX and Equipped space are approximate and may change. SQM figures are rounded to nearest 100 sqm unless otherwise noted, and totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over time.
(c)	AMS8: Phases 3 and 4 (2,800 sqm) opened in 3Q 2018 and phases 5 and 6 (1,300 sqm each) opened in 4Q 2018.
(d)	AMS10: Phase 1 (2,700 sqm) is scheduled to open in 4Q 2019; phase 2 (4,100 sqm) is scheduled to open in 1Q 2020, phase 3 (2,700 sqm) is scheduled to open in 3Q 2020.
(e)	CPH2: Phases 3 and 4 (900 sqm total) opened in 2Q 2018; phase 5 (600 sqm) is scheduled to open in 3Q 2019.
(f)	FRA6: Phase 6 part (200 sqm) opened in 3Q 2018, the remaining 200 sqm opened in 4Q 2018.
(g)	FRA13: Phase 1 (2,300 sqm) opened in 3Q 2018; phase 2 (2,600 square metres) is scheduled to open in 1Q 2019.
(h)	FRA14: Phase 1 (2,400 sqm) is scheduled to open in 3Q 2019 and phase 2 (2,200 square metres) is scheduled to open in 4Q 2019.
(i)	FRA15: Phase 1 (2,300 sqm) is scheduled to open in 2Q 2020 and phase 2 (2,600 sqm) is scheduled to open in 4Q 2020.
(j)	LON3: Phase 1 (300 sqm) is scheduled to open in 1Q 2019, phase 2 (600 sqm) is scheduled to open in 2Q 2019 and phase 3 (900 sqm) is scheduled to open in 3Q 2019.
(k)	MAD3: Capex total for MAD3 include land purchase price.
(l)	MRS2: Phase 2 (700 sqm) opened in 2Q 2018 and 3Q; phase 3 (1,100 sqm) is scheduled to open in 1Q 2019 and phase 4 (2,500 sqm) is scheduled to open in 3Q 2019.
(m)	PAR7.2: Phase B (cont.) (500 sqm) opened in 2Q 2018; Phase C part (1,500 sqm) opened in 4Q 2018 and the remaining part (500 sqm) is scheduled to open in 1Q 2019.
(n)	STO5: Phases 2-3 – 100 sqm opened in 1Q 2018; 300 sqm became operational in 2Q 2018; 800 sqm is scheduled to open in 2Q 2019.
(o)	VIE2: 2,300 sqm opened in 4Q 2017 through 3Q 2018; remaining 2,000 sqms are scheduled to open in 2Q 2019.
(p)	ZUR2: Phase 1 (1,700 sqm) is scheduled to open in 1Q 2020 and phase 2 (1,900 sqm) is scheduled to open in 3Q 2020.